

Mail Stop 3030

November 5, 2015

Via E-mail
Chris A. Raanes
Chief Executive Officer
ViewRay, Inc.
2 Thermo Fisher Way
Oakwood Village, OH 44146

> **Re:** **ViewRay, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 9, 2015**
> **File No. 333-207347**

Dear Mr. Raanes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Corporate Information, page 5

1.   Please tell us the aggregate amount of consideration paid by ViewRay Technologies, Inc. to merge with the public shell and become a public company through a reverse acquisition.

Our loan and security agreement with Capital Royalty Partners II L.P…, page 24

2.   Please expand your risk factor to adequately discuss the financial covenants contained in your loan agreement with Capital Royalty Partners II L.P.

Our common stock is or may become…, page 46

3.   Please provide us your analysis as to whether you are currently a penny stock issuer. If you are currently a penny stock issuer, please revise your risk factor to clarify. If you are not currently a penny stock issuer but have been one in the past, revise your risk factor to clarify.

Selling Stockholders, page 52

4.   Please clarify in your table which selling shareholders are broker dealers and which are affiliates of broker-dealers. For any of your selling shareholders who are broker-dealers, please clearly indicate that the selling shareholder is an underwriter, or advise.

Financing Activities, page 87

5.   Please disclose more specific information about the "certain milestones" that must be reached in order for you to borrow the additional amount.

Certain Relationships and Related Party Transactions, page 144

6.   Please tell us whether you have any purchase orders with Cowealth Medical Holding Co. Ltd. for the periods reported, and, if so, please provide your analysis of whether each transaction is a related party transaction requiring disclosure under Item 404 of Regulation S-K.

Index to June 30, 2015 Financial Statements

Notes to Financial Statements

Note 6. Term Loan, page F-44

7.   In light of the company's limited working capital, please expand your footnote to disclose the significant milestones the company must achieve in order to avail itself on or before June 30, 2016 of the remaining $20 million available from the Term Loan with Capital Royalty Partners II L.P. Refer to Rule 5-02 (19)(b) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Mark V. Roeder, Esq.
        Latham & Watkins LLP